

Mail Stop 4546

May 3, 2017

VIA E-mail
Mr. Todd C. Larson
Senior Executive Vice President Finance &
 Chief Financial Officer
Reinsurance Group of America, Inc.
16600 Swingley Ridge Road
Chesterfield, MI 63017

> **Re:**   **Reinsurance Group of America, Inc.**
>   **Form 8-K dated April 27, 2017**
>   **Filed April 27, 2017**
>   **File No. 001-11848**

Dear Mr. Larson:

We have limited our review of your filing to the issue we have addressed in our comment.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Exhibit 99.2

1. You present a full non-GAAP income statement titled "consolidated adjusted operating income statements." Please confirm that you will discontinue this presentation of a full non-GAAP income statement beginning with your next earnings release. See Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Senior Staff Accountants Christine Allen Torney at (202) 551-3652 or Vanessa Robertson at (202) 551-3649 with any questions. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance